Exhibit 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

PERFORMANCE HIGHLIGHTS	2

ABOUT DENISON	3

URANIUM INDUSTRY OVERVIEW	4

RESULTS OF CONTINUING OPERATIONS	7

Wheeler River Project	9

Exploration Pipeline Properties	16

DISCONTINUED OPERATIONS	19

OUTLOOK FOR 2017	27

ADDITIONAL INFORMATION	29

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	40

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 8, 2017 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2016. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and the United States at www.sec.gov/edgar.shtml (“EDGAR”).

MANAGEMENT’S DISCUSSION & ANALYSIS

PERFORMANCE HIGHLIGHTS

∎	Positive results from the Preliminary Economic Assessment on the Wheeler River Property

The Preliminary Economic Assessment (“PEA”) on Denison’s 60% owned Wheeler River project resulted in a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, an indicative post-tax IRR to Denison of 17.8%, and a pre-tax Net Present Value (“NPV”) of CAD$513 million (Denison’s share – CAD$308 million), based on the then current long term contract price for uranium of $44 per pound U3O8. Illustrating the project’s exposure to rising uranium prices, the PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1% and a pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

The PEA considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation, and assumes processing will occur at Denison’s 22.5% owned McClean Lake mill, which is located in the infrastructure rich eastern portion of the Athabasca Basin. Project risk and initial project capital expenditures (“CAPEX”), estimated to be CAD$560 million (Denison’s share – CAD$336 million), are both minimized by utilizing existing regional infrastructure. The PEA was prepared based on the estimated uranium mineral resources at Wheeler as at the end of 2015, including an indicated resource of 70.2 million pounds U3O8 at an average grade of 19.1% at the Phoenix deposit and a further inferred resource of 43.0 million pounds U3O8 at the Gryphon deposit. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

∎	Launched Pre-Feasibility Study for Wheeler and initiated infill and delineation drilling at Gryphon

During 2016, the Company commenced pre-feasibility study (“PFS”) activities for the Wheeler River project, including engineering data collection for geotechnical and hydrological field studies, environmental baseline data collection, and community consultations. To support the PFS, Denison commenced infill drilling at the Gryphon deposit using a directional drilling method. Infill drilling at the Gryphon deposit is designed to increase the confidence in the mineral resources estimated from an inferred to an indicated level.

∎	Completed a highly successful 2016 exploration program at Wheeler River leading to potential resource expansion beyond PEA levels

During 2016, Denison completed a total of 47,169 metres of drilling in 73 holes, with work focused at or near the Gryphon deposit during both the summer and the winter drilling programs. The programs demonstrated that the Gryphon deposit is part of a large and robust mineralizing system that remains open in numerous directions. The results from 2016 are not included in the current Gryphon resource estimate or the PEA and have the potential to translate into meaningful resource expansion in the following areas:

Gryphon D Series mineralized lenses

The D Series lenses were discovered in early 2016, and are located within 200 metres north and northwest of the Gryphon deposit. At the end of 2016, the lenses measured 330 meters in collective strike extent, and mineralization remains open along strike in both directions. Highlights for the D Series lenses include 5.3% U3O8 over 11.0 metres including 12.6% U3O8 over 4.5 metres in drill hole WR-641, and 2.9% U3O8 over 6.0 metres and 2.3% U3O8 over 4.0 metres in drill hole WR-633D1.

Gryphon A and B Series mineralized lenses

Toward the end of the summer 2016 drilling program, additional high grade mineralization was discovered immediately down-dip and up-dip of the Gryphon deposit’s A and B Series lenses. Highlight intersections include 6.97% U3O8 over 4.5 metres in drill hole WR-674 and 0.94% U3O8 over 10.5 metres in drill hole WR-602D1. The intersections indicate expansion of the Gryphon deposit A and B Series lenses, which already host the large majority of the estimated resources of the Gryphon deposit.

∎	Executed Agreement to Increase Ownership of Wheeler River Project Up to 66%

In January 2017, the Company executed an agreement with the partners of the Wheeler River Joint Venture (“WRJV”) that is expected to result in an increase in Denison’s ownership of the Wheeler River project to up to approximately

MANAGEMENT’S DISCUSSION & ANALYSIS

66% (currently 60%) by the end of 2018. Under this agreement, Denison will fund 50% of Cameco Corp.’s (Cameco) ordinary share of joint venture expenses in 2017 and 2018. Refer to SUBSEQUENT EVENTS for further details.

∎	Closed non-dilutive financing for CAD$43.5 million to fund future project development activities

In January 2017, Denison also announced and closed a financing arrangement for gross proceeds of CAD$43.5 million, which has the effect of monetizing Denison’s future share of the toll milling revenue earned by the McClean Lake mill from the processing of ore from the Cigar Lake mine through the combination of a limited recourse loan and a streaming arrangement. Through this transaction, Denison retains its 22.5% ownership of the McClean Lake Joint Venture (“MLJV”), but has de-risked its income from certain toll milling revenue, as the Company is not providing any warranty to the future rate of production at the Cigar Lake mine or the McClean Lake mill. The proceeds from the financing are expected to fund the Company’s project development costs for Wheeler River to the completion of a Feasibility Study and ultimately project financing. Refer to SUBSEQUENT EVENTS for further details.

∎	Successfully completed combination of African-based uranium interests with GoviEx Uranium Inc.

In June 2016, GoviEx Uranium Inc. (“GoviEx”) and Denison completed a combination of their respective African uranium mineral interests under the direct ownership of GoviEx (the “Africa Transaction”). Concurrently, GoviEx completed a non-brokered private placement equity financing, in which Denison provided the lead order of approximately $500,000. Following the Africa Transaction and the concurrent financing, Denison became the largest single shareholder of GoviEx holding a total of 65,144,021 common shares of GoviEx or approximately 24.59% of GoviEx’s issued and outstanding common shares at the time. Denison’s investment in GoviEx provides the Company with leverage to a diversified portfolio of African uranium interests with potential for a significant increase in value in a rising uranium market.

∎	Acquired the Hook-Carter property and the contiguous Coppin Lake property

In November 2016, Denison completed the acquisition of an immediate 80% ownership of the Hook-Carter property from ALX Uranium Corp. (“ALX”) in exchange for the issuance of 7.5 million common shares of Denison, and an agreement to fund ALX’s share of the first CAD$12.0 million in expenditures on the project. Denison also acquired the contiguous Coppin Lake property (“Coppin Lake”) from AREVA Resources Canada Inc. (“ARC”) and UEX Corporation, with ALX having agreed to acquire its proportional interest in the project from Denison under the terms of the Hook Carter acquisition. Taken together the Hook-Carter project (including the Coppin Lake claims) consists of 38 claims, totaling 19,573 hectares, and is located to the northeast and on trend of the Triple R deposit, Arrow deposit and Spitfire discovery in the southwestern portion of the Athabasca Basin region, in northern Saskatchewan. Hook-Carter offers Denison exposure to over 15 kilometres of strike length on the Patterson Lake Corridor and an opportunity to organically add a long-term asset in the western portion of the Athabasca Basin.

∎	Entered into an agreement to option Moore Lake property to Skyharbour for cash and stock

In August 2016, Denison closed an agreement with Skyharbour Resources Ltd. (“Skyharbour”) that grants Skyharbour an option to acquire a 100% interest in Denison’s Moore Lake property, in exchange for 4,500,000 common shares of Skyharbour and cash payments totaling CAD$500,000 over the next five years. Skyharbour also agreed to spend CAD$3,500,000 on exploration at the Moore Lake property over the next five years and to grant Denison various back-in rights to re-acquire a 51% interest in the property.

∎	Obtained financing for the Company’s 2017 Canadian exploration activities

In May 2016, the Company completed a CAD$12.4 million bought deal private placement equity offering for the issuance of 15,127,805 common shares on a flow-through basis at a price of CAD$0.82 per share. The proceeds will be used to fund Canadian exploration activities through to the end of 2017.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering approximately 380,000 hectares in the Athabasca Basin region. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and

MANAGEMENT’S DISCUSSION & ANALYSIS

the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”).

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. In past years, the Company has built one of the strongest portfolios of strategic uranium deposits, properties, and investments amongst junior uranium mining companies. Denison’s assets are highlighted by a controlling interest in the Wheeler River project and a minority interest in an operating and licensed uranium milling facility, both located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large scale uranium producer in Canada. With a shortage of low cost uranium development projects in the global project pipeline, Denison is positioned to offer shareholders exposure to value creation through both the development of a potentially top tier asset, as well as a rising uranium price in future years.

URANIUM INDUSTRY OVERVIEW

In 2016, the uranium industry weathered one of the most difficult years in recent history. An oversupplied spot market put dramatic downward pressure on the spot price of U3O8, despite the announcement of various production curtailments from uranium producers. The spot price started the year at $34.25 per pound U3O8, and lost nearly 20% by the end of the first quarter of 2016, breaking through the $30.00 per pound U3O8 threshold. Following six months of steady price declines during the middle of the year, the spot price plummeted from $26.00 per pound U3O8 to a 12-year low near $18.00 per pound U3O8 by November 2016. At its low for the year, the spot price had fallen nearly 50% from where it started 2016 at $34.25 per pound U3O8. Needless to say, industry insiders have pointed to multiple reasons for the dramatic decline in spot prices during 2016 – including the disappointing rate of nuclear reactor restarts in Japan (following initial restarts in 2015, after the Fukushima Daichii nuclear incident led to a total shut down of nuclear power generation in Japan in 2011), the deferral of utility contracting expected to commence in 2017, and an abundance of secondary supplies entering the market (including underfeeding from under-utilized enrichment plants). Even the long-term contract price of uranium, which is typically less volatile than the spot price, fell over 30%, from a price of $44.00 per pound U3O8 at the beginning of the year, to end 2016 at $30.00 per pound U3O8.

Juxtaposed to statistics from the U.S. Energy Information Administration and American Nuclear Society regarding the fact that more new nuclear power capacity was added to the global electricity grid, on a net basis, during 2015 and again in 2016 than in any other year over the last 25 years, a steep decline in the uranium price during 2016 seems illogical. This view is bolstered by the fact that a uranium price in the low $20.00 per pound range renders even the lowest cost producing uranium mine in the world, according to UxC, to lose money on an all-in cost per pound basis. With demand for uranium forecasted to increase steadily through to 2030, meaningful new capacity coming onto the grid at present, and a uranium mining production pipeline that has been stagnated by several years while uranium prices fail to incentivize the majority of undeveloped uranium projects towards construction, logic would suggest that prices should be on the rise. Underpinning that logic, however, is the assumption that growing demand in the future translates into increased buying today, and that an oversupplied spot market with historically low prices will be fixed by opportunistic buying for long-term utility needs. Volumes in the spot market, however, remain relatively steady in the 30 - 45 million pounds U3O8 per year range, and long term utility contracting volumes sit at levels nearly 85% below the height of the market’s annual contracting volumes from 2007 to 2012 (when annual contracting volumes reached as high as 250 million pounds U3O8 per year). Without meaningful sales volumes, a truly sustainable uranium price has been difficult to discover. Instead, sellers simply outnumber buyers and prices have been subject to downward pressure.

With the world’s largest uranium producer, Kazatomprom, having announced (in early 2017) a 10% reduction in its planned production for 2017, the uranium market has finally started to show some signs of a potential turn-around.

MANAGEMENT’S DISCUSSION & ANALYSIS

While the market remains oversupplied, a combination of production cuts from the world’s largest producers, and a dysfunctional project pipeline that is unlikely to deliver meaningful new sources of primary supply to the market before 2025, has helped to buoy a recovery in the spot price through the end of 2016 and into early 2017. For a recovery to be sustained, however, utility buying must resume and contracting volumes must increase as utilities work towards securing over 800 million pounds U3O8 in uncovered uranium requirements for the period between 2017 and 2025. With few new sources of supply on the horizon over the next 8 to 10 years (and beyond), a significant contracting cycle is expected to lead to the realization that current uranium prices are well below the level required to incentivize most new sources of primary supply, thus leading to a potentially sustained market of rising prices as buyers are forced to bid up the price to secure available supplies of uranium or bring new sources of supply into the market.

Much of the uncovered future demand is estimated to come from non-U.S. utilities, as growth in nuclear energy is expected to be driven by increasing nuclear generating capacities in Asia – primarily from China, India and South Korea. According to the World Nuclear Association (“WNA”), as of March 1, 2017, China had 36 operable nuclear reactors (+6 from January 1, 2016) capable of producing 32.6 gigawatts of electricity. A further 21 reactors are under construction (-3 from January 1, 2016) and an additional 179 reactors are either planned or proposed (+3 from January 1, 2016). Ux Consulting Company, LLC (“UxC”) estimates that 111 reactors are expected to be operable and capable of producing over 116 gigawatts of electricity in China by 2030. To achieve this level of production, China’s fleet of nuclear reactors will have to increase by between 5 and 6 reactors each year for the next 14 years. The WNA is projecting a similar growth profile for India, where 22 reactors (+1 from January 1, 2016) were operable as of March 1, 2017, capable of producing 6.2 gigawatts of power. Taken together, 69 reactors are either under construction, planned or proposed in India (+ 3 from January 1, 2016). UxC estimates that India could have over 21 gigawatts of nuclear energy operable by 2030, representing over 3 times as much power capacity as is currently available from nuclear. To achieve this level of production, India’s fleet of nuclear reactors will have to increase by at least one additional reactor each year over the next 14 years.

Although the uranium market is expected to remain oversupplied in the near term, the long term growth projections for the nuclear industry, combined with the expected depletion of uranium resources in operation today, continue to suggest that a significant long term supply shortage could emerge, even after factoring in new production sources that are expected to come online. With a sustained period of low commodity prices, the uranium mining industry has been challenged to discover and advance the new production sources necessary to meet the expected increase in demand in future years. This story remains unchanged, and accordingly higher prices are expected to be needed to justify the construction of new mines. In the absence of a significant price increase in the near term, it is possible that even the most ambitious development plans could leave the market with an unavoidable supply shortage as soon as the early 2020s.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014

Continuing Operations:
Total revenues	$13,833	$	12,670	$	9,619
Exploration and evaluation	$(11,196)	$	(13,439)	$	(13,488)
Impairment of property, plant & equipment	$(2,320)	$	(2,603)	$	(1,658)
Net loss	$(11,699)	$	(16,717)	$	(18,485)
Basic and diluted loss per share	$(0.02)	$	(0.03)	$	(0.04)
Discontinued Operations:
Net loss	$(5,644)	$	(34,843)	$	(13,218)
Basic and diluted loss per share	$(0.1)	$	(0.07)	$	(0.03)

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)		As at December 31, 2016		As at December 31, 2015		As at December 31, 2014

Financial Position:
Cash and cash equivalents	$	11,838	$	5,367	$	18,640
Short term investments	$	-	$	7,282	$	4,381
Cash, cash equivalents and investments	$	11,838	$	12,649	$	23,021

Working capital	$	9,275	$	12,772	$	22,542
Property, plant and equipment	$	187,982	$	188,250	$	270,388
Total assets	$	217,423	$	212,758	$	311,330
Total long-term liabilities	$	36,874	$	38,125	$	42,291

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands, except for per share amounts)	2016 Q4	2016 Q3	2016 Q2	2016 Q1

Continuing Operations:
Total revenues	$3,351	$3,489	$3,663	$3,330
Net loss	$(916)	$(2,506)	$(3,832)	$(4,445)
Basic and diluted loss per share	$-	$-	$(0.01)	$(0.01)

Discontinued Operations:
Net income (loss)	$(9,082)	$9,050	$(450)	$(5,162)
Basic and diluted income (loss) per share	$(0.01)	$0.01	$-	$(0.01)

(in thousands, except for per share amounts)	2015 Q4	2015 Q3	2015 Q2	2015 Q1

Continuing Operations:
Total revenues	$3,887	$3,526	$2,929	$2,328
Net loss	$(5,274)	$(3,608)	$(3,982)	$(3,853)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Discontinued Operations:
Net loss	$(10,926)	$(17,824)	$(152)	$(5,941)
Basic and diluted loss per share	$(0.02)	$(0.03)	$-	$(0.01)

Significant items causing variations in quarterly results

•	The Company’s toll milling revenues over the last several quarters have fluctuated due to the timing of uranium processing at the McClean Lake mill.

•	Revenues from Denison Environmental Services fluctuate due to the timing of projects which vary throughout the year in the normal course of business.

•	Exploration expenses are generally largest in first quarter and third quarter due to the timing of the winter and summer exploration programs in Saskatchewan.

•	The Company’s results are also impacted by other non-recurring events arising from its ongoing activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between ARC with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

The McClean Lake mill is operated by ARC and obtained regulatory authorization from the Canadian Nuclear Safety Commission (“CNSC”), in the second quarter of 2016, to increase its annual production capacity from 13 million pounds U3O8 to 24 million pounds U3O8. The expansion of the McClean Lake mill is substantially complete and remains fully funded by the CLJV.

During 2016, the McClean Lake mill processed ore received from the Cigar Lake mine and packaged approximately 17.3 million pounds U3O8 for the CLJV. The Company’s share of toll milling revenue during 2016 totaled $4,598,000. In 2015, the mill packaged approximately 11.3 million pounds of U3O8 for the CLJV and the Company’s share of toll milling revenue was $3,155,000.

Denison Environmental Services

Mine decommissioning and environmental services are provided through Denison’s DES division – providing long-term care and maintenance for closed mine sites since 1997. With offices in Elliot Lake, Ontario, the Yukon Territory and Quebec, DES manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from DES during 2016 was $7,751,000, compared to $7,607,000 in 2015. In 2016, DES experienced an increase in Canadian dollar revenues due to an increase in activity at certain care and maintenance sites, which was partly offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Management Services Agreement with Uranium Participation Corporation (“UPC”)

Denison provides general administrative and management services to UPC. Management fees and commissions earned by the Company provide Denison with a source of cash flow to partly offset corporate administrative expenditures incurred by the Company. During the second quarter of 2016, the Company entered into a new three-year management services arrangement with UPC (“New UPC Agreement”).

Revenue from the Company’s management contract with UPC was $1,484,000 during 2016, compared to $1,822,000 in 2015. The decrease in revenues during 2016 was predominantly due to a reduction in the management fees earned based on UPC’s monthly net asset value. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at fair value. The fair value of uranium holdings reduced significantly during 2016, as a result of an approximately 40% decline in uranium spot prices during the year. The decline in revenues was also impacted by unfavourable fluctuations in foreign exchange rates applicable to the translation of the Canadian dollar revenues and was partially offset by an increase in transaction-related commissions and one-time fees associated with the purchase of uranium and other management services.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation, development and standby costs, as well as certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest and Elliot Lake, if applicable.

Operating expenses in 2016 were $3,665,000, compared to $4,555,000 in 2015.

MANAGEMENT’S DISCUSSION & ANALYSIS

In 2016, operating expenses included depreciation of the McClean Lake mill of $2,411,000, as a result of processing approximately 17.3 million pounds U3O8 from the CLJV. In 2015, depreciation accounted for $1,627,000 with 11.3 million pounds U3O8 processed from the CLJV and 11,000 pounds U3O8 from the MLJV.

In 2016, the Company also recorded operating expenses related to an increase in the estimate of reclamation liabilities at Elliot Lake of $461,000 (2015 - $2,262,000) reflecting the impact of increased labour cost estimates and an increase in the discount rate applicable to the reclamation liability, compared to 2015, where the change was due to an increase in labour cost estimates coupled with a decrease in the discount rate. Refer to Contractual Obligations and Contingencies Section for further detail.

Environmental Services

Operating expenses during 2016 totaled $6,669,000, compared to $6,875,000 in 2015. The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs. The decline in operating expenses in 2016 compared to 2015 is predominantly due to the favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During 2016, the Company continued to focus on its significant portfolio of projects in the eastern portion of the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2016 was $11,196,000 (CAD$14,917,000) compared to expenditures in 2015 of $13,439,000 (CAD$17,036,000). During 2016, the Company’s exploration and evaluation expenditures decreased as a result of a reduction in winter activities, compared to the prior year, and a favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars. The following table summarizes the activities that were completed during 2016.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES

Property	Denison’s ownership	Drilling in metres (m)	Other activities

Wheeler River	60%(1)	47,169 (73 holes)	Completion of Preliminary Economic Assessment; Initial PFS activities; Geophysical surveys
Bachman Lake	100%	-	Geophysical surveys
Bell Lake	100%	2,382 (4 holes)	Geophysical surveys
Crawford Lake	100%	2,810 (4 holes)	Geophysical surveys
Hatchet Lake	70.11%(2)	2,040 (6 holes)	Geophysical surveys, Soil Sampling program
Mann Lake	30%	4,775 (7 holes)	-
Marten	50%(3)	1,021 (4 holes)	-
McClean Lake	22.50%	2,850 (7 holes)	-
Murphy Lake	78.96%(2)	3,695 (10 holes)	Geophysical surveys
Moon Lake South	nil(4)	516 (1 hole)	-
Moore Lake	100%(5)	-	Geophysical surveys
South Dufferin	100%	-	Soil Sampling Program
Torwalt Lake	100%	612 (2 holes)	-
Turkey Lake	100%	501 (4 holes)	-
Waterbury Lake	63.01%(6)	3,153 (8 holes)	Geophysical surveys
Wolly	22.76%(7)	5,339 (27 holes)	Geophysical surveys

Total		76,863 (157 holes)

(1)	See SUBSEQUENT EVENTS for discussion of the agreement entered into whereby Denison is expected to increase its ownership of the Wheeler River project to approximately 66% by the end of 2018.

(2)

The Company’s ownership in these projects is as at December 31, 2016. The partner in these projects, Eros Resources Corp. has elected not to fund the 2017 programs and will dilute their respective ownership interest. As a result, Denison’s interest will increase.

(3)	The Company has received notice from its partner that it intends to withdraw from the JV agreement related to this property. The effective date of the termination is March 17, 2017.
(4)

The Company’s ownership is as at December 31, 2016. Refer to Exploration Pipeline Properties below for further details. The property is currently owned by CanAlaska Uranium Ltd. and Denison is in the process of earning into an initial interest.

(5)	Refer to Exploration Pipeline Properties below for details of option agreement entered into with Skyharbour Resources Ltd on the property.
(6)	The Company earned an additional 1.46% interest in the Waterbury Lake property effective August 31, 2016. Refer to RELATED PARTY TRANSACTIONS below for further details.
(7)	During 2016 Denison and ARC elected to fund their pro rata share of JCU’s portion and therefore Denison’s interest in the project increased from 22.5% to 22.76%.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration spending in Canada is seasonal with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October) in the Athabasca Basin. The Company’s land position in the Athabasca Basin, as of December 31, 2016, is illustrated below. Denison’s high priority exploration properties are outlined in bold. The Company’s Athabasca land package increased during the fourth quarter from 354,162 hectares (230 claims) to 371,744 hectares (252 claims) primarily due to the acquisition of the Hook-Carter and Coppin Lake claims.

Denison Mines
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Areva operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Hook-Carter
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA
BASIN
Hatchet Lake
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
Waterbury
Midwest
Rabbit Lake Mill
Johnston Lake
Cigar Lake
Packrat
Candle
Darby
Jasper Lake
Park Creek
Coppin Lake
Hook-Carter
Black Bear
West Bear
Epp Lake
Marten
Stevenson River
McArthur River
Arrow
Triple R
Mann Lake
Lynx
Wolverine
Moon Lake South
Moon Lake
Wheeler River
Russell Lake
Centennial
Millennium
Bachman Lake
Perpete Lake
Crawford Lake
South Dufferin
Ford Lake
Brown Lake
Moore Lake
Key Lake
50 km

Wheeler River Project

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014 respectively. The Phoenix deposit is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8.

The Wheeler River property lies between the McArthur River Mine and the Key Lake mill complex in the eastern portion of the Athabasca Basin in northern Saskatchewan – a well-established uranium mining district with infrastructure including the provincial power grid, all-weather provincial highways and haul roads, air transportation infrastructure and multiple uranium processing facilities, including the 22.5% Denison owned McClean Lake mill. The ore haul road and provincial power line between the McArthur River Mine and the Key Lake mill complex runs along the eastern side of the Wheeler River property. Denison is the operator of the Wheeler River project and holds a 60% interest, while Cameco holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest. Further details regarding the Wheeler River Project are provided in the Company’s NI 43-101 technical report entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada”, (the “PEA”) with

MANAGEMENT’S DISCUSSION & ANALYSIS

an effective date of March 31, 2006. A copy of the PEA is available on the Company’s website and on both SEDAR and EDGAR.

The Wheeler River property location and basement geology map is provided below.

Evaluation Program

During 2016, Denison’s share of evaluation costs at Wheeler River amounted to $847,000 (2015 - $241,000) and was mainly related to the completion of the PEA and the initiation of Pre-feasibility study (“PFS”) activities.

The PEA considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation, and assumes processing at Denison’s 22.5% owned McClean Lake mill, located in the infrastructure rich eastern portion of the Athabasca Basin. The strategic development plan is designed to minimize risk, generate higher up-front margins, and reduce initial capital funding requirements – by development of the conventionally mined basement hosted Gryphon deposit first, followed by the unconformity hosted Phoenix deposit. The plan also results in reduced project risk by utilizing existing infrastructure in the eastern Athabasca Basin, which includes excess milling capacity at the McClean Lake mill, as well as the provincial highways and power grid already in place.

MANAGEMENT’S DISCUSSION & ANALYSIS

PEA Results

The PEA resulted in a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, an indicative post-tax IRR to Denison of 17.8%, and a pre-tax Net Present Value (“NPV”) of CAD$513 million (Denison’s share – CAD$308 million), based on a long term contract price for uranium of $44 per pound U3O8. The PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1% and a pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

PFS Activities

In July 2016, Denison announced the initiation of a PFS for the Wheeler River project. An important step in completing the PFS involves increasing the level of confidence of the previously released inferred resources estimated for the Gryphon deposit to an indicated level. An infill drilling program was designed to achieve this objective by reducing the 50 x 50 metre drill spacing to an approximate 25 x 25 metre spacing across the A, B and C series lenses of the Gryphon deposit. The program, which is expected to require approximately 40 drill holes, includes delineation holes designed to potentially close-off areas where mineralization is still open. Refer to the Exploration Programs section below for results of the initial infill and delineation drill holes completed during the summer 2016 program.

Engineering Activities

As part of the PFS activities, the Company commenced engineering data collection programs at Wheeler River, including geotechnical and hydrogeological field studies. Geotechnical data collection programs were initiated to assess ground conditions in the mineralized zones as well as the surrounding host rock. This information will be used to guide the location of underground development and the design of ground support systems for both the shafts and the mine. This information is also expected to be used in the production planning process, including the determination of optimum stope sizes and mine production sequencing. By the end of the year, a substantial database of geotechnical information was obtained including:

•	1,650 metres of geotechnical logging of new cores at the Phoenix deposit;
•	33,000 metres of geotechnical logging from exploration drilling at Gryphon; and
•	3,800 metres of geotechnical logging of historic drill cores from both Phoenix and Gryphon.

Hydrogeological data collection was also initiated, during the year, to gather information on sub-surface water movement in the mineralized zones, host rock, and across major geological structures. Understanding these conditions at Wheeler River will help to avoid some of the challenges that have been experienced at other underground operations in the Athabasca Basin. The information collected will be used to: evaluate routine and potential non-routine water inflows to an underground operation; develop design criteria for mine dewatering and water treatment plant systems; and understand potential interactions of the project with the environment.

Similar to the geotechnical program, by the end of 2016 a substantial database of hydrogeological information was obtained including:

•

92 hydrogeological tests at both Gryphon and Phoenix, completed to better understand groundwater movement and flow paths, including tests in the sandstone, at the unconformity and in basement zones across geological structures;

•	Surface water elevation surveys completed in over 180 boreholes;
•	The collection of 20 sub-surface water samples for laboratory analysis; and
•	The installation of two vibrating wire piezometers to facilitate sub-surface hydrogeological data collection during drilling and pumping programs.

In addition to the engineering field work described above, the Company also initiated engineering investigations into alternate mining methods at Phoenix, options for shaft and vent raise excavation at both Gryphon and Phoenix, and possible routes for a site access road from provincial highway 914.

MANAGEMENT’S DISCUSSION & ANALYSIS

Environmental Activities

During 2016, the Company commenced the collection of environmental baseline data to help characterize the existing environment in the project area. Thoroughly understanding and documenting the local environment is essential to assessing current and future project impacts. This data will form the foundation of the Environmental Assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs conducted in 2016 and continuing into 2017 include:

•

Aquatic environment: Lakes and streams near the project area are in the process of being characterized with key aspects including: water quality, water flow and water levels, lake sediment quality, benthic invertebrate communities, and fish communities;

•	Terrestrial environment: Data regarding wildlife, vegetation and soils surrounding the project area is being captured and characterized;
•

Waste rock geochemistry: Targeted core samples are being analyzed to determine potential acid and metal leaching potential from waste rock, which will be used in design of potential waste rock storage facilities;

•	Atmospheric environment: Collection of air quality measurements was initiated to gather information on pre-development atmospheric conditions; and
•	Heritage resources: Investigations are underway to determine the presence of heritage resources in the project area.

In addition to the environmental baseline programs, the company also initiated the community consultation and engagement process, including several meetings with key northern Saskatchewan communities.

Exploration Program

Denison’s share of exploration costs at Wheeler River amounted to $4,802,000 during 2016 (2015 - $4,552,000). The Wheeler River summer drilling program was completed in October 2016. Final assay results were received in early November and were reported in Denison’s press release dated November 17, 2017. Results for the summer 2016 drilling program are summarized below.

Extension of the Gryphon D Series Lenses

Following on from the discovery of the D Series lenses on Section 5200 GP during the winter 2016 exploration program, the lenses were successfully extended along strike to the northeast and southwest during the summer 2016 program. The D Series lenses are located within 200 meters north and northwest of the Gryphon deposit, within the pegmatite-dominated footwall (Basal Pegmatite), and are interpreted to occur as a series of stacked, parallel lenses conformable to the stratigraphy and dominant foliation - similar to the A, B and C Series lenses of the Gryphon deposit.

Highlight assay results from the 21 holes completed during the summer 2016 program, testing for D Series lens mineralization along strike to the northeast and southwest, are presented in the table below. The drill holes are orientated steeply toward the northwest and therefore test the entire package of prospective southeast dipping basement stratigraphy, including the Quartz-Pegmatite Assemblage which hosts the A and B Series lenses, the Lower Graphite which hosts the C Series lenses and the Basal Pegmatite which hosts the D Series lenses. The assay results indicate the D Series lens mineralization totals 330 meters in collective strike extent, with mineralization still open along strike in both directions. Highlight D Series lens intersections include 1.39% U3O8 over 5.0 metres in drill hole WR-671D1, 3.00% U3O8 over 1.0 metre in drill hole WR-669, and 2.93% U3O8 over 1.0 metre in WR-670. As noted, many of the mineralized intersections in the table below refer to mineralization intersected in the stratigraphic position of the A or B Series lenses outside of the current NI 43-101 mineral resource estimate. Of particular importance is drill hole WR-507D2, which intersected 19.31% U3O8 over 1.0 metre approximately 25 metres below the unconformity in the stratigraphic position of the A Series lenses. This intersection is open to the northeast along strike and down-plunge, with the potential to represent a new lens of high-grade mineralization.

MANAGEMENT’S DISCUSSION & ANALYSIS

HIGHLIGHTS OF DRILLING AND ASSAY RESULTS FOR DRILL HOLE TESTING FOR EXPANSION OF THE D SERIES LENSES
Hole Number	From (m)	To (m)	Length[4] (m)	U3O8 (wt%)[1,2,3]
WR-669	747.2	748.2	1.0	3.00
WR-671[5]	584.5	585.5	1.0	1.61
WR-671D1	682.5	687.5	5.0	1.39
WR-671D2	659.0	660.0	1.0	1.09
WR-661	694.7	695.7	1.0	1.39
WR-670	651.5	652.5	1.0	2.93
WR-507D1EXT	723.0	724.5	1.5	1.95
WR-507D2[5]	581.0	582.0	1.0	19.31

Notes:

1.	U3O8 is chemical assay of mineralized split core sample.
2.	Composited above a cut-off grade of 0.05% U3O8.
3.	Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.	As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.
5.	Mineralization intercept located in the stratigraphic position of the A or B series lenses.

MANAGEMENT’S DISCUSSION & ANALYSIS

Expansion of Gryphon A and B Series Lenses

Toward the end of the summer 2016 program, a total of six drill holes were completed, testing for extensions of mineralization up-dip (WR-673, WR-675 and WR675-D1) and down-dip (WR-674, WR-602D1 and WR-679) of the A and B Series lenses on the shallower, southwestern portion of the Gryphon deposit. The drill holes were spaced at a minimum of 50 metres apart and located approximately 50 metres from the previous drill holes that were used to define the current extents of the deposit. Apart from WR-679, all the holes intersected significant mineralization which remains open. Highlights of the assay results are provided in the table below.

HIGHLIGHTS OF DRILLING AND ASSAY RESULTS FOR DRILL HOLE TESTING FOR EXPANSION OF THE A AND B SERIES LENSES
Hole Number	From (m)	To (m)	Length[5] (m)	U3O8 (wt%)[1,2,4]
WR-602D1	693.3	703.8	10.5	0.94
(including)[3]	693.3	694.8	1.5	3.25
(including)[3]	698.8	699.8	1.0	4.00
WR-673	628.3	631.3	3.0	0.51
(including)[3]	628.3	629.3	1.0	1.31
WR-674[3]	742.0	743.0	1.0	1.19
(and)	746.0	750.5	4.5	6.97
(including)[3]	746.5	750.0	3.5	8.89
WR-675[3]	607.4	608.4	1.0	1.38

Notes:

1.	U3O8 is chemical assay of mineralized split core sample.
2.	Composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.	Composited above a cut-off grade of 1.0% U3O8.
4.	Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Gryphon Infill and Delineation Drilling

A total of five initial infill and delineation drill holes, totaling 2,620 metres, were completed as part of the summer 2016 program. The drill holes included a single parent hole (WR-668) and subsequent daughter holes (WR-668D1 to WR-668D4), which were drilled off of the parent hole using directional drilling technology. Highlight assay results for the initial five infill and delineation drill holes are provided in the table below and drill hole locations are shown in the inclined longitudinal section below.

HIGHLIGHTS OF DRILLING AND ASSAY RESULTS FOR INFILL AND DELINEATION DRILL HOLES ON THE GRYPHON DEPOSIT A AND B SERIES LENSES
Hole Number	From (m)	To (m)	Length[5] (m)	U3O8 (wt%)[1,2,4]
WR-668	754.8	769.3	14.5	1.37
(including)[3]	755.3	760.3	5.0	3.02
(including)[3]	765.3	767.3	2.0	1.59
(and)	772.7	778.2	5.5	3.11
(including)[3]	773.7	774.7	1.0	1.49
(including)[3]	775.2	777.7	2.5	6.15
WR-668D2	771.0	783.5	12.5	2.49
(including)[3]	773.0	783.0	10.0	3.01
WR-668	754.8	769.3	14.5	1.37

Notes:

1.	U3O8 is chemical assay of mineralized split core sample.
2.	Composited above a cut-off grade of 0.01% U3O8 unless otherwise indicated.
3.	Composited above a cut-off grade of 1.0% U3O8.
4.	Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineralization at K-West

Mineralization was also intersected, during 2016, approximately 500 metres west of the Gryphon deposit, along the K-West conductive trend, which runs parallel to the K-North trend hosting the Gryphon deposit. Assay results confirmed weak uranium mineralization at K-West, in drill hole WR-663, including 0.06% U3O8 over 0.5 metres (from 826.3 to 826.8 metres), 0.06% U3O8 over 1.5 metres (from 858.2 to 859.7 metres) and 0.04% U3O8 over 0.5 metres (from 867 to 867.5 metres). The two follow-up drill holes, WR-676 and WR-663D1, were drilled approximately 50 metres up-dip and down-dip of WR-663 respectively, and did not encounter any significant mineralization; however, a similar extensive alteration zone was intersected, indicating continued potential for higher grades. The zone is open along strike within the basement and, given the proximity to Gryphon and similar favorable geological setting, additional follow-up is warranted.

Sampling and Assay Procedures

Drill core with anomalous total gamma radioactivity (>500 counts per second) was selected for sampling and uranium assay over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Uranium assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Core recovery at Gryphon is typically 100% and therefore radiometric equivalent U3O8 grades (“eU3O8”) are not required as a substitute for chemical U3O8 assays. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control (“QAQC”) procedures including the insertion of standard reference materials, blanks and field duplicates. For further details on the assay and QAQC procedures see Denison’s Annual Information Form dated March 24, 2016 on SEDAR (www.sedar.com).

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During 2016, the Company managed or participated in 12 other drilling exploration programs (9 operated by Denison) on the Company’s pipeline properties, as reported in previous quarters. No field exploration programs were conducted during the fourth quarter; however, desk-top interpretations of 2016 results and planning for 2017 work programs was carried out. Exploration pipeline property highlights for 2016 include:

Waterbury Lake Project

Denison’s 63.01% owned Waterbury Lake project, which includes the J-Zone uranium deposit, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest and Midwest A deposits.

Denison completed the first phase of the 2016 exploration drilling program during the second quarter, comprising a total of 6 holes for 2,076 metres at the Oban target area. Two drill holes were completed to follow-up on the weak uranium mineralization intersected previously on the western portion of Oban, which included 0.079% U3O8 over 4.8 metres in drill hole WAT14-406A and 0.050% U3O8 over 1.5 metres in drill hole WAT14-407. The holes were successful in intersecting their respective targets, but no uranium mineralization was intersected. A further four drill holes tested the eastern portion of the Oban target area, which was surveyed with ground DC-IP resistivity in winter 2016. The targets included a basement resistivity low with weak sandstone ‘breach’ anomalies and the associated ground electromagnetic conductor. The survey outlined the continuation of the parallel set of east-west striking metasedimentary units that contains variably faulted graphitic pelites. The two holes drilled in the second quarter successfully intersected graphitic pelites, faulting, and associated alteration; however, no mineralization was encountered.

During the 2015 ground geophysics program, Denison identified the Hamilton Lake trend located on the western side of the property. An initial two-hole drill fence was completed during the third quarter of 2016, and identified features associated with unconformity-related uranium deposits – including highly altered and structured sandstone and graphitic basement rocks, an unconformity offset, and anomalous geochemistry including 8.3 ppm uranium over the basal 25 metres of sandstone and 0.5 metre intervals of 389 ppm and 299 ppm uranium immediately above the unconformity. The Hamilton Lake trend has an interpreted minimum strike length of 4.5 kilometres to the south of the two holes completed in 2016, and appears to continue for a further 9 kilometres to the north. The trend is considered highly prospective and no drilling has been conducted along this trend outside of the two holes completed in 2016.

Murphy Lake Project

Exploration drilling during 2016 extended the strike length of mineralization and strong sandstone alteration, originally encountered during the winter of 2015, from 200 to 850 metres. As outlined in Denison’s press release dated April 21, 2016, highlight mineralized drill intercepts include 0.25% U3O8 over 6.0 metres (drill hole MP-15-03), 0.13% U3O8 over 14.5 metres (drill hole MP-16-11) and 0.19% eU3O8 over 2.9 metres drill hole (MP-16-08). The mineralization occurs at, or immediately above, the sub-Athabasca unconformity (similar to other Athabasca unconformity-hosted deposits) and is open along strike both to the east and to the west. The Murphy Lake property is located approximately 30 kilometres northwest of the McClean Lake mill and is a joint venture between Denison (78.96%) and Eros Resources Corp. (21.04%).

Crawford Lake and Moon Lake South Projects

Denison continues to receive encouraging results from the CR-3 conductive trend located on the Crawford Lake property (100% Denison) and the Moon Lake South property (Denison earn-in option, currently 100% owned by CanAlaska Uranium Ltd). The CR-3 trend is located approximately 2 kilometres west of the K-Trend – a highly prospective trend which hosts the Gryphon deposit on Denison’s adjacent Wheeler River property. Drilling during 2016 at Crawford Lake identified strong alteration and significant structure along the CR-3 trend, both within the Athabasca sandstone and underlying graphitic basement rocks. An initial hole drilled at Moon Lake South in 2016 (MS-16-01) on the CR-3 trend intersected 0.1% U3O8 over 0.5 metres at the sub-Athabasca unconformity, and was encompassed by a significant sandstone alteration and geochemical halo (see Denison’s press release dated April 21, 2016). The CR-3 trend has been interpreted over a distance of approximately nine kilometres with only six drill holes completed to date. The trend is completely untested to the northeast of drill hole MS-16-01 on the Moon Lake South property. Work planned for 2017 along the CR-3 conductive trend includes a resistivity survey at Moon Lake South during the winter and a four-hole summer drill program (2,300 metres) to test priority targets at both Crawford Lake and Moon Lake South.

The option agreement for the Moon Lake South property was executed in January 2016 with CanAlaska Uranium Ltd. (“CanAlaska”) to earn an interest in CanAlaska’s 100% owned Moon Lake South project, located adjacent to Denison’s

MANAGEMENT’S DISCUSSION & ANALYSIS

100% owned Crawford Lake property. Under the terms of the option, Denison can earn an initial 51% interest in the project by incurring CAD$200,000 in exploration expenditures by December 31, 2017, and it can increase its interest to 75% by incurring an additional CAD$500,000 in exploration expenditures by December 31, 2020. As at December 31, 2016, Denison had incurred CAD$139,000 in exploration expenditures on the Moon Lake South property.

Hook-Carter

In November 2016 Denison completed the acquisition of an immediate 80% ownership of the Hook-Carter property (“Hook Carter”) from ALX Uranium Corp. (“ALX”) (AL:TSX-V), in exchange for the issuance of 7.5 million common shares of Denison (the “Consideration Shares”). Under the terms of the acquisition, ALX retains a 20% interest in Hook Carter, and Denison agrees to fund ALX’s share of the first CAD$12 million in expenditures on the property. The Consideration Shares are subject to a statutory hold period and an escrow arrangement, whereby 1/6th of the shares were released to ALX on closing, and a further 1/6th of the shares will be released from escrow in 6 month increments following the closing. Hook Carter consists of 28 claims, totaling 16,805 hectares, and is located near the southwestern margin of the Athabasca Basin, in northern Saskatchewan. The property is highlighted by 15 kilometres of strike potential along the prolific Patterson Lake Corridor – host to the recently discovered Triple R deposit (Fission Uranium Corp.), Arrow deposit (NexGen Energy Ltd.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco, and ARC) which occur within 8 to 20 kilometres of the Property.

In November 2016 Denison also completed the purchase of the Coppin Lake property (“Coppin Lake”) from ARC and UEX Corporation for CAD$35,000 in cash and a 1.5% net smelter royalty. Coppin Lake is contiguous with Hook-Carter and comprises ten mineral claims covering an area of 2,768 hectares. The property covers approximately five kilometres of prospective strike on the Carter corridor. Under the terms of the Hook Carter acquisition, ALX has agreed to acquire an interest in Coppin Lake from Denison that is equal to ALX’s interest in Hook Carter.

MANAGEMENT’S DISCUSSION & ANALYSIS

Moore Lake

In August 2016, the Company closed an option agreement with Skyharbour Resources Ltd. (“Skyharbour”), which grants Skyharbour an option to acquire a 100% interest in Denison’s wholly owned Moore Lake property in exchange for cash, stock and exploration spending commitments. Denison received 4,500,000 common shares of Skyharbour and, under the terms of the agreement, expects to receive staged cash payments of CAD$500,000, in aggregate, over the next five years. Skyharbour must also spend CAD$3,500,000 in exploration expenditures on the property, over the same five year period, in order to complete the option.

Under the terms of the option agreement, Denison also maintains various back-in rights on the property to re-acquire a 51% interest in the property and is entitled to nominate a member to Skyharbour’s Board of Directors as long as Denison maintains a minimum ownership position of 5%. As at December 31, 2016, Denison held an approximate 11.4% ownership interest in Skyharbour.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $4,420,000 during 2016, compared to $5,826,000 in 2015. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during 2016 was the result of a significant decrease in project costs associated with non-recurring corporate development initiatives undertaken in the prior year, combined with the impact of the favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

IMPAIRMENT

During 2016, the Company recognized impairment charges of $2,253,000 (2015 - $2,603,000) to impair the carrying value of two of its Canadian exploration properties (2015 – three Canadian exploration properties). The 2016 impairment charge included $2,174,000 recorded against the value of Moore Lake. The impairment of the Moore Lake property was based on the terms of the transaction between the Company and Skyharbour (refer to Exploration Pipeline Properties section above for details). The remaining recoverable amount for the Moore Lake property, estimated to be CAD$1,700,000, is based on a market-based fair value less costs of disposal assessment of the share and cash consideration to be received by the Company under the terms of the transaction. The remaining $79,000 impairment is the result of the Company’s current intention to let the claims on one of its properties lapse in the normal course and to not carry out the required exploration programs or fund the deficiency deposits needed to maintain the claims. The $nil recoverable amount of this property is based on a market-based fair value less costs of disposal assessment using unobservable inputs including the Company’s data about the property and management’s interpretation of that data. During 2016, the Company also recorded a $67,000 impairment charge related to the assets of the MLJV.

FOREIGN EXCHANGE INCOME AND EXPENSE

During 2016, a foreign exchange loss of $1,477,000 was recognized, compared with $2,122,000 in foreign exchange income in 2015. The decrease during 2016 is due primarily to unfavourable fluctuations in foreign exchange rates impacting the revaluation of intercompany advances and debt.

OTHER INCOME AND EXPENSES

During 2016, the Company recognized $1,473,000 in gains on investments carried at fair value, compared to losses of $346,000 during 2015. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at period end. The gain recorded in 2016 is predominantly driven by a favourable mark-to-market adjustment on the Company’s investments in GoviEx warrants. Refer to SALE OF AFRICAN-BASED URANIUM INTERESTS below for further details. The loss in 2015 was predominantly driven by unfavourable mark-to-market adjustments in several equity investments, one of which has subsequently been sold.

EQUITY SHARE OF INCOME FROM ASSOCIATES

During 2016, the Company recorded its equity share of income in its associate GoviEx, of $453,000. The amount is comprised of an equity loss of $96,000, which is based on the Company’s share of the change in GoviEx’s net assets since the date of the investment in the second quarter of 2016. In addition, the Company recorded a dilution gain of $549,000 as the result of the financing, in which the Company did not take part, completed by GoviEx in the fourth quarter - having the effect of reducing the Company’s position in GoviEx from 24.59%, at the date of the transaction, to approximately 20.68% at year-end. See SALE OF AFRICAN-BASED URANIUM INTERESTS below for further

MANAGEMENT’S DISCUSSION & ANALYSIS

details of the transaction with GoviEx.

INCOME TAX RECOVERY AND EXPENSE

Income tax recovery in 2016 totaled $3,955,000, compared to an income tax recovery of $3,769,000 in 2015. The increase in the income tax recovery in 2016 was mainly due to a reduced deferred tax expense recognized on the renunciation of tax-attributes related to 2016 expenditures, as compared to the deferred tax expense recognized on the renunciation of 2015 expenditures.

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

In June 2016, GoviEx and Denison completed the Africa Transaction to combine their respective African uranium mineral interests under the direct ownership of GoviEx. Pursuant to the Africa Transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which held all of Denison’s Africa-based uranium interests (collectively “DML Africa”), in exchange for 56,050,450 common shares (“Consideration Shares”) and 22,420,180 common share purchase warrants (“Consideration Warrants”) of GoviEx.

Each Consideration Warrant is convertible into one common share of GoviEx at a price of $0.15 per share for a period of three years. The Consideration Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Consideration Warrants with written notice that holders have 30 days to exercise the Consideration Warrants on the original terms, failing which the exercise price of the Consideration Warrants will be increased to $0.18 per share and the term of the Consideration Warrants will be reduced by six months.

As part of the Africa Transaction, GoviEx undertook a concurrent equity financing by means of a non-brokered private placement ( the “GoviEx Concurrent Financing”), in which Denison provided the lead order for the private placement of $500,000 for 9,093,571 common shares (“Concurrent Shares”) and 9,093,571 common share purchase warrants (“Concurrent Warrants”). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years, at a price of $0.12 per share until June 10, 2018 and thereafter at a price of $0.14 per share. The Concurrent Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.20 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Concurrent Warrants with written notice that holders have 60 days to exercise the Concurrent Warrants on the original terms, failing which the Concurrent Warrants will expire unexercised.

At December 31, 2016, Denison holds a total of 65,144,021 common shares of GoviEx or approximately 20.68% of GoviEx’s issued and outstanding common shares and a total of 31,513,751 common share purchase warrants. GoviEx is a publicly traded company and is listed on the TSX Venture Exchange under the symbol “GXU”.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership. Denison’s nominee director, Mr. David Cates, President and Chief Executive Officer of Denison, has been appointed to the GoviEx board of directors.

Loss on sale of African-Based Uranium Interests

Upon the sale of the Company’s African interests to GoviEx during the second quarter, the Company recognized a loss on disposal of the Africa mining division of $102,000, which includes $637,000 of cumulative foreign currency losses recognized as translational foreign exchange losses in the period of disposal. The total consideration received at fair value amounted to $4,946,000 and includes the fair value of the GoviEx Consideration Shares received of $3,954,000, the fair value of GoviEx consideration warrants received of $1,162,000, less transaction costs of $170,000. The carrying value of net assets disposed of totaled $4,411,000 and was mainly comprised of mineral properties in Mali, Namibia and Zambia of $3,427,000.

The fair value of the GoviEx Consideration Shares received was determined using GoviEx’s closing share price on June 10, 2016 of CAD$0.09 per share converted to USD using the June 10, 2016 foreign exchange rate of 0.7839. The fair value of the GoviEx Consideration Warrants received, $1,162,000 or $0.0518 per warrant, was determined using the Black-Scholes option pricing model.

MANAGEMENT’S DISCUSSION & ANALYSIS

Operating Expenses

In preparation for the Africa Transaction, the Company continued with its objective to maintain its interests in Zambia, Mali and Namibia in good standing during the first half of 2016. Operating expenses in Africa during 2016 totaled $64,000 (2015 - $302,000), consisting mainly of camp costs incurred on the Falea project in Mali in the first half of 2016. Operating expenses during 2015 consisted mainly of camp costs incurred on the Falea project in Mali and community aid programs in Zambia.

Exploration Expenditures

Exploration expenses in Africa during 2016 were $74,000 (2015 - $818,000). Exploration expenses in both 2016 and 2015 included exploration staff personnel costs for the Mutanga Project in Zambia and the Falea Project in Mali. Additional expenses in 2015 included an excavator trenching program at the Mutanga Project in Zambia and airborne geophysical (VTEM) survey, soil sampling, scintillometer prospecting and geological mapping at the Falea Project in Mali.

General and Administrative Expenses

General and administrative expenses in Africa during 2016 totaled $280,000 (2015 - $637,000). General and administrative expenses in both 2016 and 2015 were mainly comprised of personnel and office expenses.

Impairment – Mineral Properties

During 2016, the Company recognized $nil impairment charges (2015 - $25,164,000) for its African mineral properties. The impairment charges in 2015 were based on a market-based fair value less costs of disposal analysis of the Falea, Dome, and Mutanga projects carried out when the Company decided to cease exploration activity in Africa and focus on its core projects in the Athabasca Basin.

Foreign Exchange Income and Expense

During 2016, foreign exchange losses of $5,154,000 were recognized (2015 – $18,164,000). The losses are due primarily to fluctuations in foreign exchange rates impacting the revaluation of US dollar intercompany advances and debt for the Company’s African related operations.

Sale of Mongolian Interests

In November 2015, Denison completed the sale of its interest in the Gurvan Saihan Joint Venture (“GSJV”) to Uranium Industry a.s. (“Uranium Industry”), of the Czech Republic, pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the “GSJV Agreement”). Under the terms of the GSJV Agreement, Denison received $1.25 million in initial payments during 2015, and the right to receive additional contingent consideration of up to $12.0 million, for total consideration of $13.25 million. The contingent consideration is comprised of $10,000,000, payable within 60 days of the issuance of certain mining licenses (the “Mining License Receivable”) and up to an additional $2,000,000 within 365 days following the attainment of certain production targets on the mining licenses (the “Production Threshold Consideration”), each as more particularly described in Denison’s press release dated December 1, 2015.

In July 2016, the Mineral Resources Authority of Mongolia (“MRAM”) issued letters to the GSJV notifying it of its intention to grant mining licenses to the GSJV for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. In September 2016, the mining license certificates for all four projects were formally issued.

As a result, in the third quarter of 2016 the Company recognized the $10,000,000 fair value of the Mining License Receivable and it also recognized a corresponding gain on sale, net of additional applicable transaction costs. The original due date for payment of the Mining License Receivable by Uranium Industry was in November 2016.

Pursuant to a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (“Extension Agreement”). As consideration for the extension, Uranium Industry has agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a $100,000 instalment amount towards the balance of the Mining License Receivable amount. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and Uranium Industry is now in default of both the GSJV Agreement and the Extension Agreement.

MANAGEMENT’S DISCUSSION & ANALYSIS

On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. The Company intends to explore all proceedings available to it to pursue the collection of the Mining License Receivable amount.

In light of the uncertainty regarding collectability, Denison has impaired the $10,000,000 Mining License Receivable to $nil in the fourth quarter, resulting in an adjustment to the previously recognized net gain on sale. The adjustment to the net gain on sale has been presented within discontinued operations as it directly relates to the proceeds realized to date on the sale of the Mongolia Mining Division to Uranium Industry. Accordingly, any subsequent payments realized on the impaired receivable will be recognized within discontinued operations. The Production Threshold Consideration also continues to be fair valued at $nil and will be re-measured at each subsequent reporting date.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $11,838,000 at December 31, 2016 compared with $5,367,000 at December 31, 2015. At December 31, 2015, the company also held investments in Guaranteed Investment Certificates (“GICs”) of $7,282,000, which are categorized as short term investments on the balance sheet.

The increase in cash and cash equivalents of $6,471,000 was due to net cash used in operations of $8,130,000, more than offset by net cash provided by investing activities of $5,787,000, net cash provided by financing activities of $8,805,000, and a net foreign exchange gain on the translation of foreign currency balances at period end of $9,000.

Net cash used in operating activities of $8,130,000 during 2016 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash provided by investing activities of $5,787,000 consists of cash provided by the maturity of debt instrument investments (GICs) of $7,763,000 and proceeds from the sale of equity instruments of $760,000, offset by cash used to acquire property, plant and equipment of $1,266,000, cash used in the divestiture of Denison’s African assets of $830,000, cash used to purchase GoviEx common shares and warrants of $500,000, and an increase of $195,000 in restricted cash and investments. Property, plant and equipment expenditures include $589,000 to acquire an additional 1.46% interest in the Waterbury Lake property. As at December 31, 2016, the Company holds an ownership interest of 63.01% in the Waterbury Lake property. Refer to TRANSACTIONS WITH RELATED PARTIES for further details.

Net cash provided by financing activities of $8,805,000 largely reflects the net proceeds received from the Company’s May 2016 private placement issuance of 15,127,805 common shares on a flow-through basis, at a price of CAD$0.82 per share, for gross proceeds of CAD$12.4 million. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2017. As at December 31, 2016, the Company has spent CAD$154,000 toward its obligation to spend CAD$12.4 million on eligible Canadian exploration expenses associated with this financing.

As at December 31, 2016, the Company has fulfilled its obligation to spend CAD$15,000,000 on eligible Canadian exploration expenses under the flow-through share financing completed in May 2015.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at December 31, 2016, the Company’s cash and cash equivalents amounts to approximately CAD$15.9 million.

Refer to 2017 OUTLOOK for details of the Company’s working capital requirements for the next twelve months.

Subsequent to year-end, the Company has closed a CAD$43.5 million financing arrangement with APG that is repayable from the Company’s future share of the MLJV toll milling revenue. Further, subsequent to year-end, the Company announced that it has entered into an agreement with Paradigm Capital Inc. to complete a bought-deal private placement of 18,337,000 common shares of the Company, for gross proceeds of CAD$20 million. Refer to SUBSEQUENT EVENTS for further details of these transactions. Refer to RISK FACTORS for a discussion of circumstances that could affect the Company’s future sources of funding.

Revolving Term Credit Facility

On January 31, 2017, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2016 and to extend the maturity date to January 31, 2018 (“2017 Credit Facility”). Under the 2017 Credit Facility, the Company has access to letters of credit of up to CAD$24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Amongst the amendments included in the 2017 Credit Facility, a restrictive covenant to maintain CAD$5,000,000 on deposit with the Bank of Nova Scotia, has been replaced with a pledge of CAD$9,000,000 in restricted cash in the form of GICs to be held with the Bank of Nova Scotia as collateral against the credit facility. The 2017 Credit Facility is subject to letter of credit fees of 0.4% on the first CAD$9,000,000 (collateralized by the restricted cash), and 2.4% on the remaining CAD$15,000,000 of letters of credit issued under the facility.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2016:

(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years

Debt Obligations	$276	$276	$–	$–	$–
Operating Leases and other commitments	$1,092	$182	$318	$286	$306

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2016, is estimated to be $20,965,000, which is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the CNSC. In the fourth quarter of 2016, an adjustment of $461,000 was made to the reclamation liability to reflect the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake reclamation trust fund. At December 31, 2016, the amount of restricted cash and investments relating to the Elliot Lake Reclamation Trust fund was $2,213,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. During 2015, an adjustment of $2,264,000 was made to the reclamation liability based on the preliminary plan submitted in the CNSC in November 2015. In March 2016, a final reclamation plan was submitted, incorporating comments received from the applicable regulatory authorities. As a result, during the first quarter, an adjustment of $71,000 was made to increase the reclamation liability, to reflect the Company’s best estimate of its share of the present value of its total future reclamation cost that will be required in the future. At December 31, 2016, the Company reduced the liability by $21,000 to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2037 and 2055.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province. Under the March 2016 approved plan, the Company increased its financial assurance to CAD$24,135,000. The Company has in place irrevocable standby letters of credit from The Bank of Nova Scotia in favour of Saskatchewan’s Ministry of Environment in the amount of CAD$24,135,000. At present, to provide the required standby letters of credit, the Company is utilizing the full capacity of the 2017 Credit Facility and has committed an additional CAD$135,000 with the Bank of Nova Scotia as restricted cash collateral.

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS

(in thousands)	Financial Instrument Category (1)	Fair Value Hierarchy	December 31, 2016 Fair Value	December 31, 2015 Fair Value

Financial Assets:
Cash and equivalents	Category D		$11,838	$5,367
Trade and other	Category D		2,403	4,826
Investments
Equity instruments (shares)	Category A	Level 1	1,228	460
Equity instruments (warrants)	Category A	Level 2	2,517	24
Equity instruments (shares)	Category B	Level 1	15	12
Debt instruments	Category A	Level 1	-	7,282
Restricted cash and equivalents
Elliot Lake reclamation trust fund Reclamation letter of credit collateral	Category C Category C		2,213 101	2,040 -

			$20,315	$20,011

Financial Liabilities:
Account payable and accrued liabilities	Category E		4,141	4,574
Debt obligations	Category E		276	300

			$4,417	$4,874

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and equivalents, debt instruments and restricted cash and equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities and capital markets, if required.

The Company’s investments that are designated as financial assets at fair value through profit or loss have resulted in other income of $1,473,000 during 2018, compared to expenses of $346,000 during 2015.

The Company’s investments designated as available for sale have resulted in an unrealized gains recognized in accumulated other comprehensive income of $3,000 for 2016, compared to unrealized losses of $4,000 for 2015.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The initial management services agreement with UPC expired on March 31, 2016 and a new management services agreement was entered into, effective April 1, 2016 for a term of three years. Under the new agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the years ended:

(in thousands)	Year Ended December 31, 2016	Year Ended December 31, 2015

Management Fee Revenue
Base and variable fees	$1,291	$1,747
Discretionary fees	77	-
Commission fees	116	75

	$1,484	$1,822

At December 31, 2016, accounts receivable includes $160,000 (December 31, 2015: $157,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to Energy Fuels Inc. (“EFR”) as part of the U.S. Mining Division transaction completed in June 2012) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2016, KEPCO, through its subsidiaries including KHNP, holds an aggregate of 58,284,000 shares of Denison representing a share interest of approximately 10.8%.

At December 31, 2016, Denison also holds a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and a 63.01% interest in Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property. The other 40% and 36.99% respective interests in these entities is held by a consortium of investors (“KWULP”) of which KHNP is now the primary holder. KEPCO also transferred its ownership interest in KWULP to KHNP in December 2016. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (“Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be applied as at September 30, 2015 and in each subsequent period, if applicable. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate CAD$10,000,000, until September 30, 2016, without obtaining approval from 75% of the voting interest. In December 2016, Denison and KWULP agreed to extend Denison’s authorization under the Dilution Agreement to approve spending for an additional year, to September 30, 2017.

In September 2015, KWULP notified Denison that it would not fund its deferred funding obligation for 2015 and that it would accept dilution to its interest in the WLULP in 2015 and 2016 under the Dilution Agreement. As a result, in 2015 Denison funded the entire 2015 program and earned an additional 1.55% interest in the Waterbury Lake project, which resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $836,000.

In 2016, Denison again funded 100% of the approved fiscal 2016 program for Waterbury Lake, and KWULP continued to dilute its interest in the WLULP. As a result, in 2016 Denison earned an additional 1.46% interest in the WLULP, which resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $589,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

MANAGEMENT’S DISCUSSION & ANALYSIS

•

During 2016, the Company incurred investor relations, administrative service fees and other expenses of $140,000 (2015: $159,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company.

•

During 2016, the Company incurred office expenses of $23,000 with Lundin S.A, a company which provides office and administration services to the executive chairman, other directors and management of Denison. No similar services were provided during 2015. At December 31, 2016, an amount of $6,000 was due to this company.

•

During 2015, the Company incurred legal fees of $548,000 with Cassels Brock & Blackwell, LLP, a law firm at which a former member of Denison’s Board of Directors was a partner. These services and associated costs were mainly related to various acquisition initiatives and internal re-organization activities done by the Company. At December 31, 2015, an amount of $12,000 was due to this legal firm. This law firm was not a related party for the duration of 2016.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

(in thousands)	December 31, 2016	December 31, 2015

Salaries and short-term employee benefits	$1,163	$1,391
Share-based compensation	262	370
Termination benefits	-	314

	$1,425	$2,075

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Agreement to Increase Ownership of Wheeler River Project up to 66%

On January 10, 2017, Denison executed an agreement with the partners of the WRJV, which will allow Denison to increase its ownership in the WRJV from 60% up to approximately 66% by the end of fiscal 2018. Under the terms of the agreement, the partners have agreed to allow for a one-time election by Cameco to fund 50% of its ordinary 30% share of the WRJV expenses for fiscal 2017 and 2018. The shortfall in Cameco’s contribution will be funded by Denison, in exchange for a transfer of a portion of Cameco’s interest in the WRJV. Accordingly, Denison’s share of the WRJV expenses will be 75% in fiscal 2017 and 2018.

In connection with the agreement, the partners have approved a CAD$12.5 million budget for the WRJV for fiscal 2017 and have also agreed to propose a budget for fiscal 2018 that will not exceed CAD$15.6 million (being 125% of the approved budget for 2017). Based on the approved fiscal 2017 budget, and the maximum allowed fiscal 2018 budget, Denison expects its ownership interest in the WRJV to increase to approximately 66% by December 31, 2018.

Financing Arrangement with Anglo Pacific Group PLC

On February 13, 2017, Denison closed a financing arrangement with Anglo Pacific Group PLC (“APG”), and its wholly owned subsidiary Centaurus Royalties Ltd. (“Centaurus”) for aggregate gross proceeds to Denison of CAD$43,500,000 (the “APG Financing”).

MANAGEMENT’S DISCUSSION & ANALYSIS

The financing is comprised of the following elements: (1) a 13 year limited recourse lending arrangement involving a loan from APG to 9373721 Canada Inc. (“SPV”)(the “APG Loan”) and a further loan from SPV to Denison Mines Inc. (“DMI”)(the “SPV Loan”), each for CAD$40,800,000 (collectively, the “Lending Arrangement”); and (2) CAD$2,700,000 in proceeds from the sale, to Centaurus, of a stream equal to Denison’s 22.5% share of proceeds from the toll milling of Cigar Lake ore by the McClean Lake mill for specified Cigar Lake toll milling throughput in excess of 215 million pounds U3O8 after July 1, 2016 (the “Stream Arrangement”). DMI and SPV are both wholly owned subsidiaries of Denison.

Additional details of the financing are as follows:

•

No Warranty of the Future Rate of Production - No warranty is provided by Denison (including DMI and SPV) to APG (including Centaurus), under the terms of the Lending Arrangement or the Stream Arrangement, regarding: the future rate of production at the Cigar Lake mine and / or the McClean Lake mill; or the amount or collectability of proceeds to be received by the MLJV in respect of toll milling of Cigar Lake ore.

•

APG Loan Details - The APG Loan will accrue interest at a rate of 10% per annum and does not have a predetermined principal repayment schedule. The APG Loan is secured by a first priority interest in the assets of SPV which will essentially consist of the SPV Loan to DMI.

•

SPV Loan Details - The SPV Loan will accrue interest at a rate of approximately 10% per annum and does not have a predetermined principal repayment schedule. The SPV Loan is limited in its recourse against DMI such that it is generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U308 from Cigar Lake ore on or after July 1, 2016. Denison will guarantee the limited recourse loan repayments and will grant a second ranking pledge of its share of DMI to secure performance by DMI of its obligations to pay the SPV Loan. The share pledge is second ranking to Denison’s existing pledge of its shares of DMI to the Bank of Nova Scotia (“BNS”) under the terms of its Letters of Credit Facility.

Immediately on receipt of the proceeds from the APG Loan, SPV repaid APG CAD$2,939,000 representing the Cigar Lake tolling milling cash receipts received by Denison in respect of toll milling activity for the period July 1, 2016 to December 31, 2016.

In connection with the closing of the financing, Denison reimbursed APG for $100,000 in due diligence expenses and granted 1,673,077 share purchase warrants in satisfaction of a CAD$435,000 arrangement fee payable to APG. The warrants have an exercise price of CAD$1.27 per share and will be exercisable for a period of 3 years from the date of closing of the financing.

Common Share and Flow Through Share Issues

On February 16, 2017, Denison announced that it has entered into an agreement with Paradigm Capital Inc., on behalf of a syndicate of underwriters (together the “Underwriters”), under which the Underwriters have agreed to purchase, in aggregate, 18,337,000 shares of Denison for gross proceeds of CAD$20,000,290.

The aggregate share offering is comprised of the following three elements: (1) a “Common Share” offering, which consists of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a “Tranche A Flow-Through” offering which consists of 8,482,000 flow-through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a “Tranche B Flow-Through” offering which consists of 4,065,000 flow-through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950.

Denison has granted the Underwriters an option to increase the gross proceeds of the offering by up to 15%, which is exercisable, in whole or in part, at any time during the period that is 48 hours prior to the closing date. The Underwriter’s option is exercisable in common shares only. The closing of the offering is expected to occur on or about March 9, 2017.

OUTSTANDING SHARE DATA

At March 8, 2017, there were 540,773,902 common shares issued and outstanding, stock options outstanding for 6,082,089 Denison common shares, and 1,673,077 share purchase warrants outstanding for a total of 548,529,068 common shares on a fully-diluted basis.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2017

Following the sale of the Company’s African interests, and the decision to initiate a PFS for the Wheeler River project after the completion of a successful PEA in 2016, the Company’s plans for 2017 are focused on the activities necessary to position it as the next uranium producer in Canada. The 2017 winter exploration program commenced in January with a heavy concentration of the Company’s budget and activities centred on the advancement of the Company’s 60% owned flagship Wheeler River project.

(in thousands)	2017 BUDGET
Canada (1)
Development & Operations	(2,390)
Mineral Property Exploration & Evaluation	(10,890)
(13,280)
Other (1)
UPC Management Services	930
DES Environmental Services	1,320
Corporate Administration & Other	(4,030)
(1,780)
Total(2)	$(15,060)
(1) Budget figures have been converted using a US$ to CAD$ exchange rate of 1.33. (2) Only material operations shown.

Mineral Property Exploration & Evaluation

The Company’s budget for exploration and evaluation activities in 2017 is approximately $10.9 million (CAD$14.5 million). Including partner’s share of expenses, the projected 2017 exploration and evaluation work program is budgeted to be CAD$20.5 million, and is expected to include approximately 68,000 metres of drilling across eight of Denison’s projects. The budget is focused on the Company’s 60% owned flagship Wheeler River project, where Denison’s share of exploration and evaluation activities is expected to be $7.1 million (CAD$9.4 million). Consistent with past years, the majority of the exploration activity will occur during the winter and summer months, resulting in higher levels of expenditures in the first and third quarters. Evaluation activities are expected to continue at the Wheeler River project throughout the year.

Wheeler River

In April 2016, Denison released a PEA for the Wheeler River project, and later in 2016 a Pre-Feasibility Study (“PFS”) was initiated, with completion originally expected in mid-2017. Since the PEA was released, Denison completed a highly successful 2016 exploration drilling program, which identified additional mineralization in the immediate vicinity of the Gryphon deposit – including the newly discovered D Series lenses to the northwest and the up-dip and down-dip expansion of the A and B Series lenses. These discoveries have the potential to materially increase the estimated mineral resources at Gryphon, which could extend the mine life in the economic model for the Gryphon deposit and ultimately improve the economics of the project. As a result, the Company’s original plan for completing infill drilling at the Gryphon deposit during the first half of 2017 has been modified to allow for additional exploration and infill drilling throughout the 2017 winter and summer field seasons. Consequently, the completion of the PFS has also been deferred from the second half of 2017 to the first half of 2018.

Work planned for Wheeler River in 2017 is expected to not only advance the project towards the completion of a PFS, but will also go towards increasing Denison’s interest in the project, under the terms of an agreement reached between the partners of the WRJV, whereby Denison will fund 50% of Cameco’s ordinary share of joint venture expenditures in 2017 and 2018 in order to increase its interest in the project to up to approximately 66% (currently 60%) by the end of 2018. Specific work planned for Wheeler River during 2017 was announced in Denison’s press release dated January 17, 2016, and is summarized below.

MANAGEMENT’S DISCUSSION & ANALYSIS

∎	Project Development

Project development field programs, including environmental and engineering data collection programs required for the PFS and Environmental Assessment process, commenced at Wheeler River in June 2016 (see Denison’s press release dated November 2, 2016 for a detailed update). Existing data collection programs will continue during 2017 and additional programs, including metallurgical testing and analysis, will be initiated. Further engineering studies related to shaft sinking methodologies, mining methods and water treatment will also be initiated in 2017. In addition, Denison expects to continue to advance and strengthen relationships with various northern communities throughout the year.

∎	Gryphon Infill Drilling

Concurrent with project development field programs, infill drilling will continue at the Gryphon deposit in 2017 in order to upgrade the inferred resources to an indicated level of confidence, which is required for the completion of a PFS. This drilling program involves increasing the previous 50 x 50 metre drill spacing to an approximate 25 x 25 metre spacing across the previously defined A, B and C Series lenses of the Gryphon deposit. An initial set of five infill drill holes was completed during 2016, and approximately 35 infill drill holes are expected to be completed during 2017 to achieve the 25 x 25 metre spacing. The directional drilling method utilized during 2016, which demonstrated significant cost savings and reliable accuracy, will continue in 2017.

∎	Gryphon Exploration Drilling

Exploration drilling outside of the Gryphon deposit during 2016 resulted in the discovery of (1) a series of new high grade lenses of mineralization approximately 200 metres northwest of the Gryphon deposit (termed the D Series lenses), which have been delineated over approximately 330 metres of strike length, and (2) high grade intersections down-dip and along strike of the Gryphon deposit A and B Series lenses (see Denison’s press release dated November 17, 2016). These high grade results are located outside of the previously released inferred resources, in areas that remain open for further expansion and constitute priority target areas for drill testing in 2017.

Exploration Pipeline Properties

While focused on advancing Wheeler River in 2017, Denison remains active on a select group of high-priority exploration pipeline projects – each with the potential to deliver a meaningful new discovery of uranium mineralization in the Athabasca Basin region.

Denison-Operated Projects

Exploration drill programs are planned on five high-priority Denison-operated exploration pipeline projects – including the recently acquired Hook-Carter project, which is located in the western portion of the Athabasca Basin, as well as the Waterbury Lake, Murphy Lake, Crawford Lake, and Moon Lake South projects, which are each located in the infrastructure rich eastern portion of the Athabasca Basin.

∎	Hook-Carter Project

Denison’s work plan for Hook-Carter in 2017 includes initial ground resistivity and electromagnetic surveying during winter, followed by a reconnaissance five-hole drill program (2,700 metres) during the summer months. Work is expected to be focused on the southwestern portion of the property on the Patterson Lake Corridor, where Athabasca sandstone thicknesses vary between 250 and 450 metres. The Patterson Lake Corridor is host to the Arrow deposit, Triple R deposit, and the Spitfire discovery, all of which are located within 8 to 20 kilometres of the southwestern boundary of the Hook-Carter project.

∎	Waterbury Lake Project

A winter drill program of approximately nine holes (4,650 metres) is planned to test priority resistivity targets along the extensive Hamilton Lake trend, where anomalous unconformity-related uranium was discovered in 2016 while completing the first drilling on the entire trend, with a two-hole reconnaissance drill fence.

∎	Murphy Lake Project

A drilling program consisting of a total of eight drill holes (3,200 metres) is planned for the winter of 2017, and is expected to test high-priority geophysical and geological targets along strike of a previously discovered zone of mineralization and alteration, which was extended to approximately 850 metres in strike length during the 2016 exploration drilling program.

MANAGEMENT’S DISCUSSION & ANALYSIS

∎	Crawford Lake and Moon Lake South Projects

Work planned for 2017 is centred on the CR-3 conductive trend, and includes a resistivity survey at Moon Lake South during the winter, as well as a four-hole summer drill program (2,300 metres) designed to test priority targets along the CR-3 trend at both Crawford Lake and Moon Lake South.

Non-Operated Projects

Drilling programs are also planned in 2017 for joint venture projects operated by ARC, including 4,500 metres of drilling in approximately 15 holes at Wolly (22.76% Denison), and 4,800 metres of drilling in approximately 18 holes at McClean Lake (22.5% Denison). Denison will not participate in the Wolly or Waterfound (also operated by ARC) joint ventures during 2017, and will be subject to minimal dilution as a result. No field exploration work is planned for the Cameco operated Mann Lake joint venture (30% Denison), with only desktop review activities expected in 2017.

MANAGEMENT AND ENVIRONMENTAL SERVICES

Net management fees expected for 2017 from the management services agreement with UPC are budgeted at $0.9 million (CAD$1.2 million). A portion of the management fees earned from UPC are based on UPC’s net asset value, and thus the uranium spot price. Denison’s budget for 2017 assumes a uranium spot price of $20.50 per pound U3O8. Each $5 per pound U3O8 increase is expected to translate into approximately $0.2 million (CAD$0.3 million) in additional management fees to Denison.

Revenue from operations at DES during 2017 is budgeted to be $7.3 million (CAD$9.8 million) and operating, overhead and capital expenditures are budgeted to be $6.0 million (CAD$8.0 million).

CORPORATE ADMINISTRATION AND OTHER

Corporate administration expenses are budgeted to be $3.7 million (CAD$4.9 million) in 2017 and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

In addition to Corporate administration expenses in 2017, letter of credit and standby fees relating to the 2017 Credit Facility are expected to be approximately $375,000 (CAD$500,000).

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2016.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

There has not been any change in the Company’s internal control over financial reporting that occurred during 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, taking into account previous experience.

MANAGEMENT’S DISCUSSION & ANALYSIS

Although the Company regularly reviews the estimates and judgements made that affect the financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(b)	Mineral Property Impairment Reviews and Impairment Adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal and value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

NEW ACCOUNTING PRONOUNCEMENTS

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2017:

International Accounting Standard 7, Statement of Cash Flows (“IAS 7”) – Amendments

IAS 7 requires an entity to present a statement of cash flows as an integral part of its primary financial statements. Cash flows are classified and presented into operating activities (either using the “direct” or “indirect” method), investing activities and financing activities, with the latter two categories generally presented on a gross basis. The amendments require additional disclosures with respect to changes in liabilities arising from financing activities. It is effective for annual periods beginning on or after January 1, 2017.

The Company has early adopted the amendments to this standard and has added additional continuity schedule disclosures for the change in Debt Obligation liabilities.

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 “Leases”. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency for a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting this standard.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

MANAGEMENT’S DISCUSSION & ANALYSIS

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the Denison’s current exploration and development programs will result in profitable commercial mining operations.

Denison’s current and future uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts economic analyses and feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

The results of economic analyses for Denison’s projects may be preliminary in nature and could include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that any forecasts in an economic analysis, including the PEA and the results of the planned PFS for Wheeler River, would be realizable or that any resources would ever be upgraded to reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd, the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc., the sale of the its mining assets and operations located in the United States to Energy Fuels Inc. the sale of its interest in the GSJV, the sale of its interest in Rockgate Capital Corp., the optioning of the Moore Lake property to Skyharbour, and entering into the APG Financing. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its common shares.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, and Waterbury Lake projects are Denison’s future sources of uranium concentrates. Unless other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be put into production or that they will be able to replace production in future years.

MANAGEMENT’S DISCUSSION & ANALYSIS

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources containing lower quantities or lower grades of mineralization uneconomic, and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Current estimates project significant increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports and/or news releases. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison’s securities; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for the securities

MANAGEMENT’S DISCUSSION & ANALYSIS

of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, ARC is the operator and majority owner of the MLJV and Midwest joint venture in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. ARC, as the operator, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, ARC is responsible for all licensing and dealings with various regulatory authorities. Any lengthy work stoppages, or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the Canadian, provincial, and local governments, as well as the First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Global Financial Conditions

Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These increased levels of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the common shares.

Ability to Maintain Obligations under the 2017 Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2017 Credit Facility. Denison is also subject to a number of restrictive covenants under the APG Financing. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such

MANAGEMENT’S DISCUSSION & ANALYSIS

arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the 2017 Credit Facility, APG Financing or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2017 Credit Facility and APG Financing are secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2017 Credit Facility, APG Financing or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Change of Control Restrictions

The APG Financing and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Financing or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport

MANAGEMENT’S DISCUSSION & ANALYSIS

its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of License Amendments and Renewals

ARC maintains the regulatory licenses in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. In addition, depending on ARC’s or the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses from time to time. While ARC and the Company have been successful in renewing its licenses on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. Changes in these policies and restrictions may adversely impact Denison’s business.

MANAGEMENT’S DISCUSSION & ANALYSIS

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

Information Systems and Cyber Security

The Company’s operations depend upon the availability, capacity, reliability and security of its information technology (IT) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such event and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs,

MANAGEMENT’S DISCUSSION & ANALYSIS

the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (“OBCA”).

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO and KHNP

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 5% of Denison’s common shares, it is entitled to nominate one director for

MANAGEMENT’S DISCUSSION & ANALYSIS

election to the Board at any shareholder meeting. In connection with its transfer of its indirect interest in Denison to its subsidiary, KHNP, KEPCO nominated a representative of KHNP in 2017.

KEPCO’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison’s Board. Although KEPCO’s or KHNP’s director nominee, as applicable, will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KEPCO or KHNP and he or she may give special attention to KEPCO’s or KHNP’s interests as an indirect shareholder. The interests of KEPCO and KHNP as indirect shareholders of Denison may not always be consistent with the interests of Denison’s other shareholders.

The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

QUALIFIED PERSON

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison’s profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

In particular, this MD&A contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison’s mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in this MD&A under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.